Exhibit 99.1

VALUATION REPORT

CONSIDERING

THE FAIR VALUE

OF

100% EQUITY INTEREST

IN

CERTAIN ROOFTOP SOLAR PROJECT DEVELOPMENT RIGHTS IN CHINA

Client          : GCL-Poly Investment Limited / China Technology Development Group Corporation

Ref. No.       : CON000101982

Report Date: 23 March 2012

23 March 2012

The Board of Directors

GCL-Poly Investment Limited

Unit 1703 - 1706, Level 17

International Commerce Centre

1 Austin Road West

Kowloon

The Board of Directors

China Technology Development Group Corporation

Unit 1010-11, 10/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Hong Kong

Dear Sirs,

In accordance with your instructions we have undertaken a valuation to determine the fair value of 100% equity interest in certain rooftop solar project development rights in China (the “Development Rights”) as at 31 December 2011 (the “Valuation Date”).

The purpose of this valuation is for internal reference.

Our valuation was carried out on a fair value basis. Fair value is defined as “the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.”

We have conducted our valuation in accordance with International Valuation Standards issued by the International Valuation Standards Committee. We planned and performed our valuation so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidences to express our opinion on the subject asset.

Our opinion of the fair value of the equity interest was developed through the application of the income approach technique known as the discounted cash flow methodology. Under this method, the fair value depends on the present worth of future economic benefits to be derived from the projected sales income. Indication of that value is developed by discounting projected future net cash flows available for payment of equity owners’ interest to its present worth.

In conducting our valuation, we have reviewed information from several sources, conducted interviews and discussions with the management and conducted researches using various public sources and publications.

The conclusion of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Further, while the assumptions and other relevant factors are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of GCL-Poly Investment Limited, China Technology Development Group Corporation and Jones Lang LaSalle Corporate Appraisal and Advisory Limited.

Rooftop Solar Project Development Rights Business Valuation

We do not intend to express any opinion on matters which require legal or other specialized expertise or knowledge, beyond what is customarily employed by valuers.

Based on the results of investigations and analyses outlined in the report which follows, we are of the opinion that as at the Valuation Date, the fair value of 100% equity interest in the Development Rights is reasonably stated as follows.

100% Equity Interest	Fair Value (HKD)
The Development Rights	189,705,864

The following pages outline the factors considered, methodology and assumptions employed in formulating our opinions and conclusions. All opinions are subject to the assumptions and limiting conditions contained therein.

Yours faithfully,

for and on behalf of

Jones Lang LaSalle Corporate Appraisal and Advisory Limited

/s/ Simon M.K. Chan
Simon M.K. Chan
Regional Director

Rooftop Solar Project Development Rights Business Valuation

TABLE OF CONTENT

COVER PAGE
LETTER OF TRANSMITTAL
TABLE OF CONTENT
INTRODUCTION	1
PURPOSE OF VALUATION	1
BASIS OF VALUE	1
BACKGROUND	1
BASIS OF OPINION	3
VALUATION APPROACH AND METHODOLOGY	4
SOURCE OF INFORMATION	5
ASSUMPTIONS	6
DISCOUNT RATE DETERMINATION	7
VALUATION COMMENTS	9
RISK FACTORS	10
OPINION OF VALUE	11
EXHIBIT A – LIMITING CONDITIONS	12
EXHIBIT B – VALUERS’ PROFESSIONAL DECLARATION	15

Rooftop Solar Project Development Rights Business Valuation

INTRODUCTION

This report has been prepared in accordance with instructions from GCL-Poly Investment Limited and China Technology Development Group Corporation (the “Companies”) requiring Jones Lang LaSalle Corporate Appraisal and Advisory Limited to express an opinion on the fair value of 100% equity interest in certain rooftop solar project development rights in China (the “Development Rights”) as at 31 December 2011 (the “Valuation Date”). The report which follows is dated 23 March 2012 (the “Report Date”).

PURPOSE OF VALUATION

The purpose of this valuation is for internal reference.

BASIS OF VALUE

Our valuation was carried out on a fair value basis. Fair value is defined as “the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction”.

BACKGROUND

On 16 January 2012, GCL-Poly Investment Limited (“GCL-Poly Investment”), a wholly owned subsidiary of GCL-Poly Energy Holdings Limited (“GCL-Poly”), has entered into a framework agreement with China Merchants New Energy Group Limited (“China Merchants New Energy”), China Technology Development Group Corporation (“China Technology”) and Sinofield Group Limited (“Sinofield” or “Target Company”), and pursuant to which, all parties agree to develop Sinofield into the best and the most professional rooftop solar power system operator.

Rooftop Solar Project Development Rights Business Valuation

Pursuant to the agreement, GCL-Poly Investment and China Merchants New Energy agree to invest in Sinofield, a wholly owned subsidiary of China Technology. In addition, China Technology and Sinofield agree to restructure and increase the share capital of Target Company. After its share capital increase and restructuring, the shareholding interests of China Merchants New Energy, China Technology and GCL-Poly Investment in Target Company will be approximately 55%, 25% and 20% respectively. The final shareholding proportion will be stated in the equity subscription agreement, but subject to completion of relevant due diligence process and the issuance of an independent appraisal report. Subsequent to the restructuring, Sinofield will file application to change its name to “China Merchants New Energy Holdings Company Limited”.

China Merchants New Energy (“CMNE”) currently owns more than 180MW solar power system development and operating rights. The development rights are mainly comprised of CMNE’s 25 years of exclusive development rights to the warehouse rooftops of three enterprises. After restructuring has been completed, Sinofield will develop, construct and operate rooftop solar plants in China with 500MW total installed capacity targeted in the next five years. China Merchants New Energy agrees that Sinofield shall be the only entity to invest in rooftop solar plants in China. All parties will jointly participate in the early stage development of the aforementioned solar plant projects. In particular, China Merchants New Energy and China Technology will be responsible for raising the project financing needed, and GCL-Poly Investment will be responsible for providing Sinofield, after its restructuring has been completed, with EPC and system integration services for its solar plant projects in China. GCL-Poly Investment will offer Sinofield the most favorable terms under similar market conditions. A subsidiary of Sinofield which manufactures modules will supply photovoltaic modules to cooperative solar plant projects in China for all parties. This company will also register jointly with GCL-Poly Investment the trademarks of photovoltaic modules to be owned by both parties. GCL-Poly Investment agrees to include the photovoltaic modules produced by Sinofield into the procurement list for its global photovoltaic system integration, and Sinofield guarantees that the amount of wafer from GCL-Poly Investment to be consumed by them each year will not be less than the modules to be purchased by GCL-Poly from Sinofield.

Rooftop Solar Project Development Rights Business Valuation

BASIS OF OPINION

We have conducted our valuation in accordance with International Valuation Standards issued by International Valuation Standards Committee. The valuation procedure includes review of the financial and economic condition of the subject asset, an assessment of key assumptions, estimates, and representations made by the directors of the Companies. All matters essential to the proper understanding of the valuation are disclosed in the valuation report. Opinion of value included in the valuation report is impartial, free of self-interest, and without misleading.

The following factors also form a considerable part of our basis of opinion:

•	Assumptions on the market and on the subject business that are considered to be fair and reasonable;

•	Financial performance that shows a consistent trend of the operation of the subject asset;

•	Consideration and analysis on the micro- and macro-economic factors;

•	Analysis on tactical planning, management standard and synergy of assets;

•	Analytical review of the subject business; and

•	Assessment on the leverage and liquidity of assets.

We have planned and performed our valuation so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidences to express our opinion on the valuation asset.

Rooftop Solar Project Development Rights Business Valuation

VALUATION APPROACH AND METHODOLOGY

In carrying out this valuation exercise, we have considered the following approaches and methodologies:

Market approach

The market approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparatives. Assets for which there is an established secondary market may be valued by this approach. Due to the lack of recent market transactions of directly comparable companies, we found market approach inappropriate for this exercise.

Cost approach

The cost approach considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation or obsolescence present, whether arising from physical, functional or economic causes. The cost approach generally furnishes the most reliable indication of values for assets without a known used market.

In our opinion, the cost approach does not directly incorporate information about the economic benefits contributed by the Development Rights. In addition, value of the intangible components such as management efficiency, client relations, etc., are not reflected in the cost of the asset. Thus, we considered cost approach not an appropriate approach.

Income approach

Income approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for an asset than an amount equal to the present worth of anticipated future benefits (income) from the same or a substantially similar asset with a similar risk profile.

Rooftop Solar Project Development Rights Business Valuation

In this exercise, the fair value of the Development Rights is developed through the application of the income approach technique known as discounted cash flow method to devolve the future value of the business into a present fair value. This method eliminates the discrepancy in time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to the business.

Under this method, value depends on the present worth of future economic benefits to be derived from the projected income. Indications of value have been developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at discount rate which is appropriate to account for the risks of the business. In considering the appropriate discount rate, we have taken into account a number of factors including the current cost of finance and risk specific to the operation of the Development Rights.

SOURCE OF INFORMATION

In conducting our valuation of the Development Rights, we have considered and relied upon information provided by management of the Companies:

•	Overview and operating statistics of the Development Rights;

•	Forecast profit and loss statement of the Development Rights during 2012 to 2036; and

•	Other operations and market information in relation to the business.

Rooftop Solar Project Development Rights Business Valuation

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this exercise. In addition, we have relied upon the statements, information, opinions and representations provided to us by management of the Companies. We have also conducted researches and drew on information from various sources including government statistical releases and other publications.

Our opinion is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date of this report and we assume no responsibility to update or revise our opinion based on events or circumstances occurring after the date of this report. In reaching our opinion, we have made assumptions with respect to such economic, market, financial and other conditions and other related matters, many of which are beyond our control or the control of any party involved in this valuation exercise.

ASSUMPTIONS

Assumptions considered having significant sensitivity effects in this valuation have been evaluated in order to provide a more accurate and reasonable basis for arriving at our assessed value.

The following assumptions are considered to have significant effects on the sensitivity of the valuation model. These assumptions have, where appropriate, been reviewed in order to provide a more accurate and reasonable basis for our assessed value.

•

We have been provided with the future cash flows of the Development Rights from 2012 to 2036. We assumed that the forecast operating results could be achieved with the effort of the management and there will not be any significant change to the management team.

Rooftop Solar Project Development Rights Business Valuation

In order to realize the growth potential of the business and maintain a competitive edge, additional manpower, equipment and facilities are necessary to be employed. For the valuation exercise, we have assumed that the projected investment in facilities and equipment will work properly and will be sufficient for future business growth.

•

We have assumed that there will be no material change in the existing political, legal, technological, fiscal or economic conditions which might adversely affect the solar industry in general and the business of the Development Rights. As at the date of this report, we have found no indication showing that various policies will be substantially changed in the future.

DISCOUNT RATE DETERMINATION

In applying the discounted cash flow method, it is necessary to determine an appropriate discount rate for the asset under review. This project is assessed applying the free cash flow to equity method. The appropriate rate of return for valuing the Development Rights is the equity discount rate which is the return on equity.

Equity Discount Rate

The equity discount rate represents an estimate of the rate of return required by a third party investor for an investment of this type. The rate of return expected from an investment by an investor relates to perceived risk. Risk factors relevant in our selection of an appropriate equity discount rate include:

1.	Interest rate risk, which measures variability of returns, caused by changes in the general level of interest rates.

2.	Purchasing power risk, which measures loss of purchasing power over time due to inflation.

3.	Liquidity risk, which measures the ease with which an instrument can be sold at the prevailing market price.

Rooftop Solar Project Development Rights Business Valuation

4.	Market risk, which measures the effects of the general market on the price behaviour of securities.

5.	Business risk, which measures the uncertainty inherent in projections of operating income.

Consideration of risk also involves elements such as quality of management, degree of liquidity, and other factors affecting the rate of return acceptable to a given investor in a specific investment. An adjustment for risk is an increment added to a base rate to compensate for the extent of risk believed to be involved in the investment.

Calculation of discount rate, or required return on capital, is based on Capital Asset Pricing Model (the “CAPM”).

The CAPM is a fundamental tenet of modern portfolio theory which has been the generally accepted basis for marketplace valuations of equity capital. The CAPM technique is widely accepted in the investment and financial analysis communities for the purpose of estimating a company’s required return on equity capital.

The equation of CAPM is shown as follows:

Required Return on Equity = Risk Free + Nominal Beta x Risk Premium + e

Required Return on Equity Capital

The return on equity required of a company represents the total rate of return investors expect to earn, through a combination of dividends and capital appreciation, as a reward for risk taking. The CAPM is used to calculate the required rate of return on equity investment by using publicly traded companies.

Determination of Beta

Beta was developed as a yardstick for comparing the volatility of the investment in a specific company of a specific industry to the investment in a broad portfolio of companies as a whole, such as the S&P 500, Hang Seng or Taiwan stock indices. It had been developed as the result of extensive empirical research into the market pricing of risk. Beta has gained wide acceptance as a measure of the degree of relative or systematic risk incurred by investing in an individual company as compared to the equivalent risk incurred by investing in a well- diversified portfolio of common shares.

Rooftop Solar Project Development Rights Business Valuation

Specific Risks

To account for specific risks inherent in the company, we have included the Greek symbol “epsilon”, e in the CAPM. This is to account for the fact that the expected return for a company is expected to be affected by factors independent of the general market such as quality of management, maturity of business, size of the business, liquidity of shares and others.

Calculation of cost of equity

According to the calculation, the cost of equity of the Development Rights is estimated at 18.23%.

VALUATION COMMENTS

As part of our analysis, we have reviewed financial and business information from public sources together with such financial information, project documentation and other pertinent data concerning the power plants as has been made available to us. Such information has been provided by the Companies. We have assumed the accuracy of, and have relied on, such information to a considerable extent in arriving at our opinion of value.

We draw your attention to the fact that we have not undertaken structural or detailed civil engineering surveys and are not therefore able to confirm that the subject asset is free from structural defects.

We have only considered the core business of the Development Rights. We have not made provision for other non-operating cash flow items such as investment income, exchange rate gain/loss, etc. in the valuation model.

Rooftop Solar Project Development Rights Business Valuation

The conclusion of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Further, while the assumptions and consideration of such matters are regarded by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Companies and Jones Lang LaSalle Corporate Appraisal and Advisory Limited.

RISK FACTORS

Reliance on key executives

The future success of the Development Rights is dependent, to a large extent, upon the continued service of its key executives and technical personnel as it operates in a niche industry where there is intense competition for experienced managerial and technical personnel. The loss of the services of these personnel without immediate and adequate replacements could have a material adverse effect on the the Development Rights.

Economic considerations

The PRC economy has experienced significant growth in the past decade, but such growth has been uneven geographically and industrially. There is no assurance that the expected economic growth will be realized and future social and economic changes in the PRC will be favourable to the Development Rights.

Rooftop Solar Project Development Rights Business Valuation

Changes in political, economic and regulatory environment in the PRC

The Development Rights is subject to various laws and regulations governing its operations in the PRC. Future political and legal changes in the PRC might have either favourable or unfavourable impacts on the Development Rights.

Realisation of forecast and future plans

This valuation is premised in part on the historical financial information and future plans provided by the management of the Companies. We have assumed the accuracy of the information provided and relied to a considerable extent on such information in arriving at our opinion of value. Although appropriate tests and analyses have been carried out to verify the reasonableness and fairness of the information provided, events and circumstances frequently do not occur as expected. Since projections relate to the future, there will usually be differences between projections and actual results and in some cases, and those variances may be material. Accordingly, to the extent any of the above mentioned information requires adjustments, the resulting fair values may differ.

OPINION OF VALUE

Based on the results of investigations and analyses outlined in the report which follows, we are of the opinion that as at the Valuation Date, the fair value of 100% equity interest in the Development Rights is reasonably stated as follows.

100% Equity Interest	Fair Value (HKD)
The Development Rights	189,705,864

Rooftop Solar Project Development Rights Business Valuation

LIMITING CONDITIONS

This report and opinion of value are subject to our Limiting Conditions as included in Exhibit A of this report.

Yours faithfully,

for and on behalf of

Jones Lang LaSalle Corporate Appraisal and Advisory Limited

/s/ Simon M.K. Chan
Simon M.K. Chan
Regional Director

EXHIBIT A – LIMITING CONDITIONS

1.	In the preparation of our reports, we relied on the accuracy, completeness and reasonableness of the financial information, forecast, assumptions and other data related to the Company, provided to us by the Company and/or its representatives. We did not carry out any work in the nature of an audit and neither are we required to express an audit or viability opinion. We take no responsibility for the accuracy of such information. The responsibility for determining expected values rests solely with the Company and our reports were only used as part of the Company’s analysis in reaching their conclusion of value.

2.	We have explained as part of our service engagement procedure that it is the director’s responsibility to ensure proper books of accounts are maintained, and the financial information and forecast give a true and fair view and have been prepared in accordance with the relevant standards and companies ordinance.

3.	Public information and industry and statistical information have been obtained from sources we deem to be reputable; however we make no representation as to the accuracy or completeness of such information, and have accepted the information without any verification.

4.	The management of the Company has reviewed and agreed on the report and confirmed that the basis, assumptions, calculations and results are appropriate and reasonable.

Rooftop Solar Project Development Rights Business Valuation

5.	Jones Lang LaSalle Corporate Appraisal and Advisory Limited shall not be required to give testimony or attendance in court or to any government agency by reason of this exercise, with reference to the project described herein. Should there be any kind of subsequent services required, the corresponding expenses and time costs will be reimbursed from you. Such kind of additional work may incur without prior notification to you.

6.	No opinion is intended to be expressed for matters which require legal or other specialised expertise or knowledge, beyond what is customarily employed by valuers.

7.	The use of and/or the reliance of the report is subject to the terms of engagement letter/proposal and the full settlement of the fees.

8.	Our conclusions assume continuation of prudent management policies over whatever period of time that is considered to be necessary in order to maintain the character and integrity of the assets valued.

9.	We assume that there are no hidden or unexpected conditions associated with the subject matter under review that might adversely affect the reported review result. Further, we assume no responsibility for changes in market conditions, government policy or other conditions after the Valuation/Reference Date. We cannot provide assurance on the achievability of the results forecasted by the Company because events and circumstances frequently do not occur as expected; difference between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans and assumptions of management.

10.	This report has been prepared solely for the internal use purpose. The report should not be otherwise referred to, in whole or in part, or quoted in any document, circular or statement in any manner, or distributed in whole or in part or copied to any their party without our prior written consent. We shall not under any circumstances whatsoever be liable to any third party except where we specifically agreed in writing to accept such liability.

11.	This report is confidential to the client and the calculation of values expressed herein is valid only for the purpose stated in the engagement letter/or proposal as of the reference date. In accordance with our standard practice, we must state that this report and exercise is for the use only by the party to whom it is addressed and no responsibility is accepted with respect to any third party for the whole or any part of its contents.

12.	Where a distinct and definite representation has been made to us by party/parties interested in the assets valued, we are entitled to rely on that representation without further investigation into the veracity of the representation if such investigation is beyond the scope of normal scenario analysis work.

13.	You agree to indemnify and hold us and our personnel harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorney’s fees, to which we may become subjects in connection with this engagement. Our maximum liability relating to services rendered under this engagement (regardless of form of action, whether in contract, negligence or otherwise) shall be limited to the charges paid to us for the portion of its services or work products giving rise to liability. In no event shall we be liable for consequential, special, incidental or punitive loss, damage or expense (including without limitation, lost profits, opportunity costs, etc.), even if it has been advised of their possible existence.

Rooftop Solar Project Development Rights Business Valuation

14.	We are not environmental consultants or auditors, and we take no responsibility for any actual or potential environmental liabilities exist, and the effect on the value of the asset is encouraged to obtain a professional environmental assessment. We do not conduct or provide environmental assessments and have not performed one for the subject property.

15.	This exercise is premised in part on the historical financial information and future forecast provided by the management of the Company. We have assumed the accuracy and reasonableness of the information provided and relied to a considerable extent on such information in arriving at our calculation of value. Since projections relate to the future, there will usually be differences between projections and actual results and in some cases, and those variances may be material. Accordingly, to the extent any of the above mentioned information requires adjustments, the resulting value may differ significantly.

16.	Actual transactions involving the subject assets / business might be concluded at a higher or lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivation of the buyers and sellers at that time.

17.	This report and the conclusion of values arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. Furthermore, the report and conclusion of values are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusion of values represents the consideration based on information furnished by the Company and other sources.

Rooftop Solar Project Development Rights Business Valuation

EXHIBIT B – VALUERS’ PROFESSIONAL DECLARATION

The following valuers certify, to the best of their knowledge and belief, that:

•

Information has been obtained from sources that are believed to be reliable. All facts which have a bearing on the value concluded have been considered by the valuers and no important facts have been intentionally disregarded.

•

The reported analyses, opinions, and conclusions are subject to the assumptions as stated in the report and based on the valuers’ personal, unbiased professional analyses, opinions, and conclusions. The valuation exercise is also bounded by the limiting conditions.

•	The reported analyses, opinions, and conclusions are independent and objective.

•	The valuers have no present or prospective interest in the asset that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•

The valuers’ compensation is not contingent upon the amount of the value estimate, the attainment of a stipulated result, the occurrence of a subsequent event, or the reporting of a predetermined value or direction in value that favours the cause of the client.

•

The analyses, opinions, and conclusions were developed, and this report has been prepared, in accordance with the International Valuation Standards published by the International Valuation Standards Committee.

•	The under mentioned persons provided professional assistance in the compilation of this report.

Simon M. K. Chan Regional Director

Haydn Y. C. Lee Manager

Rooftop Solar Project Development Rights Business Valuation